EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)	Three Months Ended March 31, 2012
Earnings
1. Net income attributable to U.S. Bancorp	$1,338
2. Applicable income taxes, including expense related to unrecognized tax positions	527

3. Net income attributable to U.S. Bancorp before income taxes (1 + 2)	$1,865

4. Fixed charges:
a. Interest expense excluding interest on deposits*	$417
b. Portion of rents representative of interest and amortization of debt expense	26

c. Fixed charges excluding interest on deposits (4a + 4b)	443
d. Interest on deposits	181

e. Fixed charges including interest on deposits (4c + 4d)	$624

5. Amortization of interest capitalized	$—
6. Earnings excluding interest on deposits (3 + 4c + 5)	2,308
7. Earnings including interest on deposits (3 + 4e + 5)	2,489
8. Fixed charges excluding interest on deposits (4c)	443
9. Fixed charges including interest on deposits (4e)	624
Ratio of Earnings to Fixed Charges
10. Excluding interest on deposits (line 6/line 8)	5.21
11. Including interest on deposits (line 7/line 9)	3.99

*	Excludes interest expense related to unrecognized tax positions

U. S. Bancorp	71